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                        [Clarus Corporation Letterhead]


                               September 11, 2000

Mr. James M. Daly
U. S. Securities and Exchange Commission
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE: Clarus Corporation Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (file no. 333-94199)

Dear Mr. Daly:

     Pursuant to Rule 477 of the Securities Act of 1933, Clarus Corporation (the "Registrant") hereby applies to have the above-referenced Post-Effective Amendment (the "Amendment") withdrawn. Pursuant to the Amendment, the Registrant registered an aggregate of 29,999 shares of the Registrant's common stock (the "Shares") issuable upon the exercise of warrants issued to Silicon Valley Bank, Sand Hill Capital II, L.P. and TBCC Funding Trust II (collectively, the "Warrantholders").

     Pursuant to certain registration rights that the Registrant granted the Warrantholders, the Registrant was required to keep the Amendment effective until September 3, 2000.

     Accordingly, we hereby request that an Order granting the withdrawal of the Amendment be issued by the Commission as soon as possible.

     Please contact Betty Derrick of Womble Carlyle Sandridge & Rice, PLLC at
(404) 888-7433 if you have any questions regarding the withdrawal of the Amendment.

                                Yours truly,

                                CLARUS CORPORATION


                                /s/ Michael Mattox
                                -----------------------------------------
                                Michael Mattox, Vice President, Legal and
                                General Counsel